FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of May 2002

Agnico-Eagle Mines Limited
(Translation of registrant's name into English)

401 Bay Street, Suite 2302, Toronto, Ontario M5H 2Y4

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20F or Form 40-F.]

Form 20-F X   Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No ____

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- ________]

SUDBURY CONTACT
MINES, LIMITED

401 BAY STREET, SUITE 2302
P.O. BOX 102
TORONTO, ONTARIO M5H 2Y4
(416) 947-1212

Stock Symbol: SUD (TSE)

For further information:
Sean Boyd, President and CEO
(416) 947-1212

For Immediate Release:

SUDBURY CONTACT MINES LTD. ANNOUNCES RESUMPTION OF EXPLORATION AT ITS TIMISKAMING DIAMOND PROJECT AND DEBT ELIMINATION TRANSACTION

Toronto (May 13, 2002) - **Sudbury Contact Mines Ltd.** ("Sudbury Contact") is pleased to announce the reactivation of it's diamond exploration program on properties held in northeastern Ontario and northwestern Quebec, collectively known as the Timiskaming Diamond Project. These properties cover promising portions of the Lake Timiskaming Structural Zone ("LTSZ") in the Cobalt Region that were discovered by the Company through sustained regional exploration from 1991 to 1996. The LTSZ has seen aggressive diamond exploration in the past by De Beers and Falconbridge, and has been demonstrated as prospective by De Beers' pre-feasibility-stage Victor Project to the north at Attawapiskat, by numerous government research and sampling programs, and by the aggressive exploration programs in progress to the south in the Temagami and Marten River Areas. These programs, along with success by other companies in the Otish Mountains, Wemindgi and Wawa areas of Quebec and Ontario, have resulted in the Eastern Canadian Shield becoming one of the most prospective diamond exploration areas in the world.

Sudbury Contact's previous work resulted in the discovery of four kimberlites at Timiskaming, of which two were found to be diamondiferous. Additionally, the large number of surface and reverse circulation drill-derived till samples collected previously provides the company with a large, state-of-the-art database from which further kimberlitic indicator mineral (KIM) anomalies are known. As a result, Sudbury Contact has embarked on an aggressive program of land acquisition, airborne geophysical surveying, as well as further KIM and microdiamond studies of their four kimberlites. Pending financing, comprehensive core delineation drilling of the known kimberlites, as well as discovery drilling of geophysical/KIM targets will begin this year. A mini-bulk sampling programs is expected to follow later in this year.

The Timiskaming Project is located next to established transportation and power infrastructure, lying within ten kilometres of provincial highways 11 in Ontario and 63 in Quebec. The major communities of New Liskeard in Ontario, and Ville Marie in Quebec, are within the project area.

Historical work on the four discoveries by the company in 1995 and 1996 totalled only 15 drill holes (8 core holes, 7 reverse circulation holes) that have tested kimberlite pipes, the results of which are tabled below:

Pipe Name	Sample Size* (Kg)	# Macros (>0.5mm)	# Micros (<0.5mm)	Total Diamonds	Total # of DDH's	Total # of RC Holes
95-1	393.60	0	0	0	3	3
95-2	1,104.44	21	35	56	4	2
96-1	61.82	0	26	26	0	2
MR-6	64.10	0	0	0	1	0

*combined core and RC sample material

Kimberlite 95-2 (approximately 3 hectares or 7.4 acres) has seen the most work and has returned the most diamonds from the material processed which in general has been split core from only some of the intervals cored. Of the 21 stones recorded as macrodiamonds, 11 would have stayed on a 0.5mm mesh screen, given the descriptions and measurements by the laboratory. Four stones exceeded 1mm in one direction, and two of the stones exceeded 2mm, with the largest weighing 0.14 carat and described as a white, clear fragment by the analytical facility Lakefield Research.

Samples of untested portions of the 95-2 kimberlite core, that to date have been held in storage, have been sent to C.F. Minerals Research of Kelowna, British Columbia for processing and have returned new diamond results in some cases. The Company is currently awaiting results on five samples submitted for their diamond content as well as probe work requested on KIM's picked from core from 95-2 and MR-6.

Two sample results have been received thus far comprising material from a short interval of 95-2 weighing 38.54kg, returning five diamonds that passed through a 0.5mm mesh. Two of the stones are classified as macros in one dimension and three stones classified as micros (<0.5mm in dimension). A sample submitted from the MR-6 pipe weighing 45.01kg did not yield any diamonds but does show a promising number of indicators and geochemistry which is considered to be very encouraging for diamonds. The pipe is slated for a full delineation coring programme early this summer.

All four pipes discovered thus far on the property are within 10 kilometres of one another, two to five hectares in size, and generally of lower diatreme or upper hypabyssal facies based on very early stage evaluations. KIM geochemistry and petrography is promising for the diamond contents of 95-2 and MR-6, as well as 96-1, which has never been cored.

Based on promising till samples away from the kimberlites, an aggressive staking program was conducted during the month of March 2002. The staking of new claims added a total of 36 new claims in Ontario which puts the Company's total claim count at 69 claims covering 26,808 acres of land. This coupled with the 127 claims representing 13,910 acres on the Quebec side puts the land position in the Timiskaming Diamond Project at 196 claims covering 40,718 acres.

Approximately 4,500 linear kilometres of high-resolution, low-level magnetic surveying is in progress, covering the bulk of the Timiskaming land package. This follows on a smaller survey flown over the bulk of the Quebec claims late last year. In Quebec there are eight high priority drill targets that are awaiting drill testing with numerous other targets that rate slightly below the high priority anomalies. Two known kimberlites, one discovered by De Beers in 1984, and one by Aurora Platinum last year, bracket the Sudbury Contact claims. Numerous till samples have yielded hundreds of promising KIM's on the company's Quebec claims in the vicinity of the geophysical targets.

Sudbury Contact has engaged the services of MPH Consulting Limited to assist in the management of their diamond exploration programs.

Sudbury Contact also announced today the completion of a transaction with Agnico-Eagles Mines Limited ("Agnico-Eagle") which results in the elimination of C$25,640,785 in inter-company debt owed by Sudbury Contact to Agnico-Eagle. Under the transaction, Agnico-Eagle forgave C$12 million of the indebtedness and the remaining C$13,640,785 was eliminated through a series of steps which resulted in Agnico-Eagle acquiring a nominal amount of additional common shares of Sudbury Contact. Agnico-Eagles owns approximately 67.5% of the issued and outstanding common shares of Sudbury Contact and had carried the indebtedness at nil on its books.

Sudbury Contact is an exploration and development company with gold and diamond properties in Nevada, northeastern Ontario and northwestern Quebec. Sudbury Contact is the principal exploration subsidiary of Agnico-Eagle Mines Limited (NYSE: AEM, TSE: AGE). The common shares of Sudbury Contact are listed on The Toronto Stock Exchange.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGNICO-EAGLE MINES LIMITED

Date: May 15, 2002

By: [signature]
Sean Boyd
President and Chief Executive Officer